June 28, 2013

VIA EDGAR TRANSMISSION

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Northern Trust Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed April 30, 2013
File No. 000-05965

Dear Mr. West:

We have reviewed your letter of May 31, 2013, commenting on certain disclosures made by Northern Trust Corporation (the “Corporation”; the Corporation and its subsidiaries, collectively, “Northern Trust”) in its Form 10-K for the year ended December 31, 2012 and Form 10-Q for the quarter ended March 31, 2013. The following are the responses of Northern Trust to the comments of the Securities and Exchange Commission (the “Commission”) staff.

In the following, the Commission staff’s comments are reproduced in bold typeface and Northern Trust’s response is set forth below each comment in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.	We note the disclosure on page 12 about Iran; we note also that you have not provided disclosure about Syria and Sudan. Please tell us about your contacts with Syria and Sudan since your letters to us dated April 5, 2010 and May 13, 2010. As you are aware, Syria and Sudan are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your prior letters,

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

June 28, 2013

whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe any services, technology or products you have provided to Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2.	Please discuss the materiality of your contacts with Syria and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response: Since our April 5, 2010 and May 13, 2010 letters to you in response to your letters dated March 23, 2010 and April 30, 2010, we have provided no technology or products to Sudan or Syria or their governments and we have no agreements, commercial arrangements, or other contacts with the governments of Sudan or Syria or entities controlled by those governments, and we do not anticipate doing so in the future. Also, since the foregoing response letters, we have provided no services to the governments of Sudan or Syria, and we do not anticipate doing so in the future.

With respect to contacts with and services to these countries, we have no offices in Sudan or Syria. Certain of our clients will, however, on occasion ask us to send payments into these jurisdictions, or receive payments originating in them. Like other large global financial institutions, we maintain and implement policies and programs designed to comply with all applicable sanctions laws and regulations administered by the Office of Foreign Assets Control (OFAC), including those directed against Sudan and Syria. We are in frequent dialogue with our Federal functional regulator concerning our screening systems and compliance procedures. Our screening systems

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

June 28, 2013

and compliance procedures allow us to block or reject payments as required while allowing payments that are permitted under applicable laws and regulations to be made—for example payments related to United Nations work or that are non-commercial, personal remittances. Our payments into, or receipt of payments originating in, Sudan or Syria involve only payments that are permitted under applicable laws and regulations. They do not include payments by the Corporation or its subsidiaries to or from banks or other entities designated by OFAC as Specially Designated Nationals (SDN.), except when the relevant sanctions program permits such payments. Our payment screening software looks at the originator of the payment, the beneficiary of the payment, the financial institutions or banks involved, as well as additional information provided in free form text fields. If an SDN was present in any of those fields or the extra information referenced an SDN or the countries of Sudan or Syria, the software would detect and flag the payment for review by creating an alert. Our review of that alert would then help us determine if the payment is required to be blocked or rejected or is allowable under the Sudan or Syria programs. Permitted payments constitute our sole contacts with these countries. We do not view these transactions as presenting a material investment risk for our security holders.

Exhibit 13

Consolidated Financial Statements, page 64

Notes to Consolidated Financial Statements, page 68

Note 3 – Fair Value Measurements, page 74

3.	We note that the fair value of your Level 2 available for sale securities is determined by external pricing vendors, or in limited cases internally based on similar securities. We also note that you review the valuation methodology used by external pricing vendors for suitability and perform additional reviews of their valuation techniques and assumptions used for selected securities. Please address the following in your future filings.

•	Quantify the number and amount of securities that are valued using pricing vendors as compared to securities valued internally.

•	Discuss the characteristics that are examined to conclude that certain securities need to be valued internally when vendor prices are available.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

June 28, 2013

•	Discuss the additional procedures performed to validate the fair values determined by the external pricing vendors and how you determine which securities need such validation.

•

Explain when and how additional procedures are performed to adjust vendor prices. If the adjustments are material, clarify if those securities remain as Level 2 securities or if such securities are transferred out to Level 3 securities.

Response: In future filings, we will expand our fair value disclosures to provide the requested additional information similar as to shown below.

Northern Trust’s Level 2 assets include available for sale and trading account securities, the fair values of which are determined predominantly by external pricing vendors. Prices received from vendors are compared to other vendor and third-party prices. If a security price obtained from a pricing vendor is determined to exceed pre-determined tolerance levels that are assigned based on an asset type’s characteristics, the exception is researched and, if the price is not able to be validated, an alternate pricing vendor is utilized, consistent with Northern Trust’s pricing source hierarchy. As of March 31, 2013, Northern Trust’s available for sale securities portfolio included 709 Level 2 securities with an aggregate market value of $25.3 billion. Of those, 701 securities, with a market value of $24.9 billion, were valued by external pricing vendors. The remaining 8 securities, with an aggregate market value of $347.2 million, were valued consistent with prices of similar securities as there were no vended prices available for these securities. Of the $6.9 million of trading account securities as of March 31, 2013, all were valued using external pricing vendors.

Northern Trust has established processes and procedures to assess the suitability of valuation methodologies used by external pricing vendors, including reviews of valuation techniques and assumptions used for selected securities. On a daily basis, periodic quality control reviews of prices received from vendors are conducted which include comparisons to prices on similar security types received from multiple pricing vendors and to the previous day’s reported prices for each security. Predetermined tolerance level exceptions are researched and may result in additional validation through available market information or the use of an alternate pricing vendor. Quarterly, Northern Trust reviews documentation from third-party pricing vendors regarding the valuation processes and assumptions used in their valuations

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

June 28, 2013

and assesses whether the fair value levels assigned by Northern Trust to each security classification are appropriate. Annually, valuation inputs used within third-party pricing vendor valuations are reviewed for propriety on a sample basis through a comparison of inputs used to comparable market data, including security classifications that are less actively traded and security classifications comprising significant portions of the portfolio.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

First Quarter Consolidated Results of Operations, page 3

General

4.	Please revise your future filings to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant period-to-period or year-to-year variations in the sources and uses of cash and material changes in particular items underlying the major captions reported. Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC’s Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm] as it relates to liquidity and capital resources.

Response: Effective with the quarter ending September 30, 2013, Northern Trust will revise its future filings to include the requested analysis of the components of the statements of cash flows consistent with the SEC’s Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350] as it relates to liquidity and capital resources.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

June 28, 2013

Overview, page 3

5.	We note that you recognized a $12.4 million write-off of certain fee receivables resulting from the correction of an accrual methodology followed in prior years. Please address the following.

•	Explain to us the nature of the correction and how and by whom this correction was identified.

Response: During the first quarter of 2013, in connection with a review of existing accrual practices, Northern Trust’s Finance management identified three fee products for which the receivables balances were overstated due to an incorrect accrual methodology utilized in prior years. The accrual methodologies for each of the fee types had been improperly set-up at their inceptions several years ago to accrue as if invoices represented services rendered for the prior quarter, indicating that a three month accrual was required for the current quarter. However, the invoices actually represented services rendered in the current quarter and, as a result, the initial fee recognition for each new client totaled approximately two quarters of fees instead of one, while subsequent invoicing, and all client billing activity, was unaffected. This misconception regarding the appropriate initial service period for new clients dated back to at least 1994 for the largest fee type and 2007 for the other two fee types. The accrued but unbilled receivable increased gradually over this period as revenues from these products grew. This erroneous accrual methodology resulted in an overstatement of accrued but unbilled fee receivables of $12.4 million as of December 31, 2012, which was identified and written off in the quarter ended March 31, 2013. Prior period revenues also were overstated in the aggregate by $12.4 million, allocated over the identified time period which was at least 18 years in the case of the largest fee type.

•	Confirm that this correction was limited to your fee receivables only and clarify where those receivables are classified in your balance sheet.

Response: The correction in the first quarter of 2013 was limited to fee receivables that are classified within Other Assets on Northern Trust’s consolidated balance sheet.

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

June 28, 2013

•

Tell us how the identification and correction impacts your conclusion on the effectiveness of your disclosure controls and procedures (DCP) and internal control over financial reporting (ICFR) as of December 31, 2012.

Response: The identification and correction of the fee receivables overstatement did not alter Northern Trust’s conclusions as to the effectiveness of its disclosure controls and procedures or its internal control over financial reporting as of December 31, 2012, from those disclosed within its December 31, 2012 certifications pursuant to the Sarbanes-Oxley Act of 2002 (SOX).

Management evaluated both quantitative and qualitative considerations relative to the fee receivable error to determine whether it represented either a significant deficiency or a material weakness in financial reporting controls under SOX. In connection with its SOX financial reporting compliance activities, Northern Trust has established quantitative thresholds at which a balance sheet or income statement misstatement should be evaluated as a potential significant deficiency or material misstatement. The fee receivables overstatement at December 31, 2012 of $12.4 million was the largest overstatement experienced related to this deficiency and represented 3% of total fee receivables at that date. The annual revenue overstatement for the years 2007 through 2011 averaged approximately $1 million with the highest variance totaling approximately $2.5 million in 2012, or .01% of 2012 total fee revenue. These misstatement amounts are well below the respective significance thresholds. Management does not consider it reasonably likely that the errors resulting from this deficiency could have reached a material level given the relatively modest growth of the misstatements and given that the errors were identified by management.

In addition to quantitative considerations, management also evaluated qualitative factors associated with the errors in assessing the materiality of the errors and determined that the errors did not materially impact the quality of Northern Trust’s consolidated financial statements and that the decision-making process of a user of the consolidated financial statements would not have been impacted.

Although the misstated balances in aggregate did not meet or exceed the established significant deficiency thresholds, the deficiency was considered to merit the attention of the Corporation’s Audit Committee and, as such, was classified as a significant

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

June 28, 2013

deficiency under SOX 404. Management determined that the deficiency did not represent a material weakness in Northern Trust’s internal control environment.

•

Tell us the nature of the controls that have been put in place to remediate and prevent similar corrections from re-occurring. Tell us when those controls were implemented and tested. Reconcile the implementation of those controls with your conclusion on page 74 that no changes in your ICFR occurred during the quarter ended March 31, 2013 that materially affected, or is reasonably likely to material affect, your ICFR.

Response: Northern Trust is in the process of remediating the identified deficiency through the establishment and validation of redesigned and additional internal controls that will prevent similar corrections from re-occurring. However, remediation and the required testing of control effectiveness have not yet been completed. Remediation will include the establishment of formal verifications to ensure the proper set-up and consistency of client fee accrual and billing methodologies and the increased monitoring of unbilled fee receivables.

As noted above within the third bulleted response, although the misstated balances in aggregate did not meet or exceed Northern Trust’s established significant deficiency thresholds, the deficiency was considered to merit the attention of the Corporation’s Audit Committee and, as such, was classified as a significant deficiency under SOX 404, but was not deemed to represent a material weakness in Northern Trust’s internal control environment. Further, the controls that are in process of establishment to remediate and prevent similar corrections from re-occurring are not considered to represent a material change in Northern Trust’s internal control environment.

•	Provide us with your SAB 99 materiality analysis that supports your conclusion that previously reported interim or annual periods did not warrant restatement.

Response: As noted above within the third bulleted response, the receivables overstatement at December 31, 2012 of $12.4 million (3% of total fee receivables at that date) represents the largest balance sheet overstatement experienced related to this matter. The annual revenue overstatement for the years 2007 through 2011

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

June 28, 2013

averaged approximately $1 million with the highest variance totaling approximately $2.5 million in 2012 (0.1% of 2012 total fee revenue).

The prior period errors were determined to not be material in relation to the previously issued financial statements. Management also concluded that the correction of the prior period errors would not be material in relation to Northern Trust’s consolidated forecasted revenue and income before income taxes for the year ending December 31, 2013. Accordingly, management deemed it appropriate to record the correction of the prior period errors in the first quarter of 2013 consolidated statement of income as an out-of-period adjustment with disclosure included within the first quarter Form 10-Q. The correction of the prior period errors in the first quarter of 2013 was not considered to be material to that quarter’s results of operations. There were no adverse qualitative factors that called into question our quantitative conclusions reached.

Provided below is Northern Trust’s contemporaneous SAB 99 materiality analysis which supported its conclusion that previously reported interim or annual periods did not warrant restatement.

Assessments of the Materiality of the Error

The U.S. Securities and Exchange Commission (SEC) has expressed its view that “a matter is material if there is a substantial likelihood that a reasonable person would consider it important.”

Quantitative Analysis

In connection with its Sarbanes-Oxley Section 404 (SOX 404) financial reporting compliance activities, Northern Trust has established, based on average assets, thresholds of $910 million and $1.8 billion as the levels at which a balance sheet misstatement should begin to be evaluated as a potential significant deficiency or material misstatement, respectively, and thresholds of $10 million and $50 million, based on forecasted pre-tax annualized net income, as the levels at which a misstatement affecting the income statement should begin to be evaluated as a potential significant deficiency or material misstatement. The receivables overstatement at March 31, 2013 of $12.4 million represents the largest

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

June 28, 2013

overstatement experienced related to this deficiency. The annual revenue overstatement for the years 2007 through 2011 averaged approximately $1 million with the highest variance totaling approximately $2.5 million in 2012. These misstatements are well below their respective significance thresholds. It is not considered reasonably likely that the errors resulting from this deficiency could have reached a material level given the relatively modest growth of the misstatements and given that the errors were identified by management.

Qualitative Analysis

In addition to the quantitative consideration provided above, management has also evaluated the qualitative factors associated with the errors to further support its assessment as to the materiality of the errors. Based on the following qualitative considerations, management does not believe the errors materially impacted the quality of the consolidated financial statements:

•	The misstatement did not mask a change in earnings or other trends

•	The misstatement did not hide a failure to meet analysts’ expectations

•	The misstatement did not impact any key reported financial ratios; e.g. NI margin, ROE, ROA, capital ratios

•	The misstatement did not change a reported net loss to consolidated net income or vice versa

•	The misstatement did not impact management compensation

In addition, the error is not considered to have resulted in a significant positive or negative market reaction, nor was it the result of an intentional misstatement by management to “manage” reported earnings. It is not considered likely that the decision-making process of a user of Northern Trust Corporation’s financial statements would be altered by the misstatement.

SOX 404 Internal Control Assessment

Under Sarbanes-Oxley Section 404 (SOX 404), a control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. The misstatements are considered to be

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

June 28, 2013

attributable to a control design deficiency whereby there was a failure to properly design the controls associated with fee set-ups to provide for a proper understanding of the accrual methodology that should be employed. Additionally, there were no mitigating controls established, such as subsequent validations of accrual methodologies, which would have served to identify the incorrect accrual methodology.

SOX 404 testing failed to identify the overstatements or the underlying control weakness. The testing focused on the proper set up of accounts on the Fee+ system, which is the primary source for billing clients and estimating accruals for unbilled services, reconciliation controls, trust fee variance analysis and system access controls. While the testing approach was viewed as reasonable, it failed to identify the weakness in the design of the accrual process which did not include procedures to ensure the methodology established for recording the manual accrual for unbilled services was in alignment with the billing convention used in the Fee+ system for each product. Also, since the over-statement in the receivable account on the balance sheet for these three products built up gradually, the revenue analytical procedures failed to identify the error.

Management has evaluated the above issue to determine whether it represents either a significant deficiency or a material weakness in financial reporting controls under SOX 404. Although the misstated balances do not meet or exceed the established significant deficiency thresholds, the nature of the deficiency is considered to merit the attention of Northern Trust Corporation’s Audit Committee and, as such, has been classified as a significant deficiency under SOX 404.

*******

Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

June 28, 2013

As requested by the Commission staff’s letter, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please call me at (312) 444-3140 or John T. Atkins, Senior Vice President, Corporate Financial Reporting at (312) 444-7220.

Very truly yours,

By:	/s/ Michael G. O’Grady
Michael G. O’Grady Executive Vice President and Chief Financial Officer

cc:	Yolanda Trotter